UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
May 21, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date May 21, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES BOARD MACHINE TO LEE & MAN PAPER IN VIETNAM
(Helsinki, Finland, May 21, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply Lee & Man Paper Co. with a kraftliner board machine for their new mill, to be built in Vietnam. The new PM 15 will have an annual capacity of 400,000 metric tons and is scheduled to start up in July 2008. The total value of the order is approximately EUR 40 million.
The new 3-ply board machine is a single-supplier delivery from Metso Paper. The delivery also includes machine controls and quality control systems by Metso Automation.
PM 15 will have a wire width of 7,250 mm and a design speed of 1,150 m/min. It will be the largest paper or board machine ever installed in Vietnam, at the same time representing the first investment in high-technology paper and board making in the country.
The new mill will be located at a greenfield site 200 km south of Ho Chi Minh City. Once completed, the new mill will serve the fast growing Vietnamese packaging market with high quality linerboard products. In 2005, paper and board consumption totaled 1.3 million tons in Vietnam, and annual consumption per capita was approximately 13 kg.
Lee & Man Paper Manufacturing Co., Ltd. is one of China’s largest containerboard producers. The company, founded in 1994 and listed on the Hong Kong Stock Exchange, has three containerboard mills with a combined annual production capacity of 2.2 million metric tons.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Hannu T Pietilä, Senior Vice President, Sales and Marketing, Paper & Board Business Line, Metso Paper, tel. +358 40 503 4085
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.